Annual Report

Cover Page

Name of issuer:

Elemeno Health, Inc.

Legal status of issuer:

> Form: Other
>
> Other (specify):   Public Benefit Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 1/29/2016

Physical address of issuer:

66 Franklin St.
Suite 300
Oakland CA 94607

Website of issuer:

https://www.elemenohealth.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

18

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$715,215.00	$1,781,406.00
Cash & Cash Equivalents:	$333,284.00	$864,994.00
Accounts Receivable:	$222,322.00	$724,310.00
Current Liabilities:	$1,732,939.00	$2,037,778.00
Non-Current Liabilities:	$2,500.00	$5,000.00
Revenues/Sales:	$2,623,648.00	$2,420,278.00
Cost of Goods Sold:	$658,471.00	$895,621.00
Taxes Paid:	$3,206.00	$12,117.00
Net Income:	($1,445,890.00)	($2,537,697.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Elemeno Health, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Alan Kelley	Venture Capital Investor	SJF Ventures	2023
Crista Bailey	Chief Business Development Officer	Him for Her	2021
Arrun Kapoor	Managing Director	SJF Ventures	2022
Tim Coulter	CEO	Elemeno	2024
Arup Roy-Burman	Founder & Chief Medical Officer	Elemeno Health	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Lisa Crounse	Chief Product Officer	2020
Tim Coulter	CEO	2024
Arup Roy-Burman	Chief Strategy & Medical Officer	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
SJF Ventures V, L.P.	74156549.0 Series Seed AA-1 Preferred (35,763,067 shares), Series Seed Preferred (38,393,482 shares). Related entity SJF Ventures V A holds additional shares (7,371,792), putting the total voting power of both entities at 64.1%	58.3

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The amount of capital Elemeno Health, Inc. (the "Company") is attempting to raise in this offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her or its investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We

have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which internet service providers are provided safe harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early

delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may experience slow or unpredictable sales cycles. As an early-stage company selling into a target customer base that is continuing to experience budget and staffing challenges, sales cycles may be unpredictable. As well, with limited track record in sales, forecasting assumptions may be inaccurate. There can be no assurance that we will meet our projected revenues.

We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or without affording us an opportunity for redress or correction.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Neither the offering nor the shares of the Company's Series Seed-1 Preferred Stock or Series Seed-2 Preferred Stock being sold in this offering (the "Securities") have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering. Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the offering deadline.
The Company has the right to end the offering early. The Company may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held while the Company attempts to raise the Target Offering Amount even after the offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the offering early; if the offering reaches its Target Offering Amount after 21-calendar days but before the deadline, the Company can end the offering with 5 business day's notice. This means your failure to participate in the offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the offering by ending it early.

The Company has the right to conduct multiple closings during the offering. If the Company meets certain terms and conditions, an intermediate close of the offering can occur, which will allow the Company to draw down on some of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred stock sold in this offering (the "Series Seed Preferred Stock") will not be freely tradable until one year from the initial purchase date. Although the shares of Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her or its attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the shares of Series Seed Preferred Stock. Because the shares of Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the shares of Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the shares of Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights; holders of Series Seed Preferred Stock will be required to enter into a proxy with the Lead Investor noted on the Wefunder Portal (the "Lead Investor") to ensure any statutory voting rights are voted in tandem with the Lead Investor.

Shares of Series Seed Preferred Stock will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the holders of shares of Series Seed Preferred Stock will be required to enter into a proxy agreement with the Lead Investor. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

The Company may never elect to undergo a liquidity event.

The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce a Purchaser's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors capital at a price unfavorable to the existing investors, including the Purchasers. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of the Securities will be entitled to a 1x non-participating liquidation preference. This means that such Purchasers may be entitled to a return of their principal amount, will have a level of priority senior to holders of Common Stock, and will only receive distributions once all creditors as well as holders of more senior securities, which may include future holders of later series of the Company's Preferred Stock, have been paid in full. Holder of the Securities cannot be guaranteed a return in the event of a dissolution event or bankruptcy. This right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Purchasers should not assume that they are guaranteed a return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.

The Company may prevent Purchasers from committing more than a certain amount to this offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the offering based solely on the Company's determination.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our Target Offering Amount for this offering, we may request that Wefunder disburse funds to us. At that point, investors whose investments have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose investments have not yet been accepted will have the right to withdraw their investments and get their money back. Investors whose investments have already been accepted, however, will already be our investors and will have no such right.

The Company is a Delaware public benefit corporation. As a public benefit corporation, the Company cannot provide any assurance that the Company will achieve its public benefit purpose.
As a public benefit corporation, the Company will be required to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing the Company's stockholders' pecuniary interests, the best interests of those materially affected by the Company's conduct, and the public benefit or benefits identified by the Company's restated certificate of incorporation. There is no assurance that the Company will achieve its public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on the Company's reputation, which in turn may have a material adverse effect on the Company's business, results of operations and financial condition. As a public benefit corporation, the Company is required to publicly disclose a report at least biennially on the Company's overall public benefit performance and on the Company's assessment of its success in achieving its specific public benefit purpose. If the Company is not timely or unable to provide this

report, or if the report is not viewed favorably by parties doing business with the Company or regulators or others reviewing the Company's credentials, the Company's reputation and status as a public benefit corporation may be harmed.

As a public benefit corporation, the Company's focus on a specific public benefit purpose and producing a positive effect for society may negatively impact the Company's financial performance.
Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, the Company's directors have a fiduciary duty to consider not only the stockholders' interests, but also the Company's specific public benefit and the interests of other stakeholders affected by the Company's actions. Therefore, the Company may take actions that it believes will be in the best interests of those stakeholders materially affected by the Company's specific benefit purpose, even if those actions do not maximize the Company's financial results. While the Company intends for this public benefit designation and obligation to provide an overall net benefit to the Company and its customers, it could instead cause the Company to make decisions and take actions without seeking to maximize the income generated from the Company's business, and hence available for distribution to its stockholders. The Company's pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe it expects or at all, yet may have an immediate negative effect on any amounts available for distribution to its stockholders. Accordingly, being a public benefit corporation and complying with the Company's related obligations could have a material adverse effect on the Company's business, results of operations and financial condition, which in turn could cause the Company's stock price to decline. As a public benefit corporation, the Company may be less attractive as a takeover target than a traditional company would be and, therefore, an Investor's ability to realize its investment through an acquisition may be limited. For example, public benefit corporations may not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with shareholder value, and shareholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that board of directors of public benefit corporations consider additional constituencies other than maximizing shareholder value, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

The Company's directors have a fiduciary duty to

The Company's directors have a fiduciary duty to consider not only the Company's stockholders' interests, but also the Company's specific public benefit and the interests of other stakeholders affected by the Company's actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of the Company's stockholders. While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders' interests, but also the company's specific public benefit and the interests of other stakeholders affected by the company's actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, the Company's directors are not merely permitted, but obligated, to consider the Company's specific public benefit and the interests of other stakeholders. In the event of a conflict between the interests of the Company's stockholders and the interests of the Company's specific public benefit or its other stakeholders, the Company's directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of the Company's stockholders, which could have a material adverse effect on the Company's business, results of operations and financial condition, which in turn could cause the Company's stock price to decline.

As a Delaware public benefit corporation, the Company may be subject to increased derivative litigation concerning its duty to balance stockholder and public benefit interest, the occurrence of which may have an adverse impact on the Company's financial condition and results of operations.
Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least two percent of the Company's outstanding shares) are entitled to file a derivative lawsuit claiming the directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, the Company may be subject to the possibility of increased derivative litigation, which would require the attention of the Company's management, and, as a result, may adversely impact management's ability to effectively execute its strategy. Additionally, any such derivative litigation may be costly, which may have an adverse impact on the Company's financial condition and results of operations.

Our future success depends on the efforts of a small

management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed AA-1 Preferred	52,359,098	50,000,007	Yes
Series Seed BB-3 Preferred	3,644,979	3,495,050	No
Series Seed AA-2 Preferred	1,934,865	1,934,865	Yes
Series Seed BB-4 Preferred	3,625,104	3,625,104	No
Series Seed BB-5 Preferred	348,826	348,826	No
Series Seed BB-1 Preferred	2,557,530	2,537,530	No
Common	223,900,000	3,400,504	Yes
Series Seed			

Preferred	102,366,798	70,811,413	Yes ⌄
Series Seed BB-2 Preferred	1,903,630	1,833,864	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	41,267,590 authorized, 35,457,712 issued and outstanding

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	03/26/25
Amount	$1,187,410.00
Outstanding principal plus interest	$940,000.00 as of 03/11/26
Interest rate	5.0% per annum
Discount	20.0%
Valuation cap	$15,000,000.00
Maturity date	01/31/26

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2021	Regulation D, Rule 506(b)	Preferred stock	$1,601,156	General operations
4/2022	Section 4(a)(2)	SAFE	$247,500	General operations
4/2022	Regulation D, Rule 506(b)	Preferred stock	$6,739,999	General operations
1/2023	Other	Common stock	$180,000	General operations
12/2023	Regulation D, Rule 506(b)	Preferred stock	$1,819,159	General operations

12/2023	Regulation D, Rule 506(b)	Preferred stock	$180,839	General operations
12/2023	Section 4(a) (2)	Preferred stock	$1,318,951	General operations
1/2024	Section 4(a) (2)	Preferred stock	$3,350,344	General operations
1/2024	Regulation D, Rule 506(b)	Preferred stock	$31,392	General operations
2/2025	Regulation Crowdfunding	Priced Round	$132,299	General operations
3/2025	Section 4(a) (2)	Convertible Note	$1,187,410	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Arup Roy-Burman
Amount Invested	$0.00
Transaction type	Other
Issue date	09/27/25
Relationship	Founder

Revised employment letter including a carve-out option in the case of change of control of the company.

Name	SJF Ventures
Amount Invested	$940,000.00
Transaction type	Convertible note

Issue date	03/26/25
Interest rate	5.0% per annum
Discount	20.0%
Maturity date	01/31/26
Valuation cap	$15,000,000.00
Relationship	Lead Investor and Majority Owner

Pay-to-play round in which a small number of previous accredited investors did not participate.

Name	Arup Roy-Burman
Amount Invested	$600.00
Transaction type	Priced round
Issue date	03/01/16
Relationship	Founder

Name	Ed Nanale
Amount Invested	$400.00
Transaction type	Priced round
Issue date	04/29/16
Relationship	Founder

Name	Roy-Burman Family Trust
Amount Invested	$20,000.00
Transaction type	Safe
Issue date	08/18/17
Valuation cap	$6,000,000.00
Relationship	Founder's Trust

Name	Arup Roy-Burman
Amount Invested	$180,000.00
Transaction type	Priced round
Issue date	01/23/23
Relationship	Founder

Name	SJF Ventures V, L.P.
Amount Invested	$1,819,159.00
Transaction type	Priced round
Issue date	12/20/23
Relationship	Investor

Name	SJF Ventures V A, L.P.

Amount Invested $180,839.00

Transaction type Priced round

Issue date 12/20/23

Relationship Investor

Name	SJF Ventures V
Amount Invested	$1,187,410.00
Transaction type	Convertible note
Issue date	03/26/25
Outstanding principal plus interest	$940,000.00 as of
Interest rate	5.0% per annum
Discount	20.0%
Maturity date	01/31/26
Valuation cap	$15,000,000.00
Relationship	Lead Investor and Majority Owner

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview
Elemeno is the first operational enablement system designed for frontline teams. Elemeno delivers customized just-in-time microlearning and communications for all levels of the organization, from unit to hospital to system. We enable operational and educational leaders to streamline onboarding/ongoing training, scale practice consistency and safety, and simplify team communication, standardizing key processes system-wide, while supporting local needs. Elemeno's mobile-friendly solution delivers bite-sized fingertip support in the flow of work, empowering staff and improving outcomes. And through our cloud-based resource network, leaders share and learn from one another across institutions, accelerating the spread of knowledge and best practices. Fast & easy. No IT burden.**Milestones**

Elemeno Health, Inc. was organized in the State of Delaware in January 2016.

Since then, we have:

- Over $4M annual recurring revenue, with > $4B TAM

- Served over 100 hospitals and clinics across the U.S.

- Nursing Management study found a 40% reduction in RN orientation time, saving $14,000/RN

- Solutions for Patient Safety study found a 75% decrease in serious patient harm with Elemeno usage

- Emergency Nurses Association: "Elemeno is my 911"

- Backed by SJF Ventures, Sustain VC, Dreamit Ventures

- Backed by SJF Ventures, Sustain VC, Dreamit Ventures, and Y Combinator

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $2,623,648 compared to the year ended December 31, 2024, when the Company had revenues of $2,420,278. Our gross margin was 74.9% in fiscal year 2025, and 63.0% in 2024.

- *Assets.* As of December 31, 2025, the Company had total assets of $715,215, including $333,284 in cash. As of December 31, 2024, the Company had $1,781,406 in total assets, including $864,994 in cash.

- *Net Loss.* The Company has had net losses of $1,445,890 and net losses of $2,537,697 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $1,735,439 for the fiscal year ended December 31, 2025 and $2,042,778 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

There is no projected cash-out in 2026, assuming execution against sales and client retention targets.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We may plan to raise capital in 6 to 9 months for acceleration of product development. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Elemeno Health, Inc. cash in hand is $1,852,382.03, as of March 2026. Over the last three months, revenues have averaged $269,546/month, cost of goods sold has averaged $50,945/month, and operational expenses have averaged $253,331/month, for an average burn rate of $34,730 per month.We signed an expansion contract of $300,000 ARR with an existing client in Q1. We have churned $160,000 ARR in Q1. We have received our full annual payment for our largest new contract (signed in Dec 2025), for the amount of $1,400,000. The $1,400,000 revenue is not incorporated into the 3-month average monthly revenue section above, as the monthly revenue average covers Nov 2025 through Jan 2026, and the $1,400,000 payment was received in Feb 2026. With revenue now recognized for this client, MRR as of Mar 2026 is $359,285.

We predict that our Q2 Revenue average will be

We predict that our Q2 Revenue average will be $389,527 and that our Q2 Operating Expenses average will be $322,610. With current sales projections, cash flow would be positive in Q4 2026.

We are not currently profitable. However, with the receipt in Feb 2026 of the $1.4M full annual payment for our new contract closed in late Dec 2025, there is no projected cash-out in 2026, assuming execution against sales targets. If we allocate increased resources to Product, then we would be more likely to raise capital (<$1M) later this year.

Besides Wefunder, we have been raised from multiple venture capital firms, as well as angel investors. Our lead investor, SJF Ventures has expressed interest in a modest investment for short-term burn coverage, if needed for acceleration of product development.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Arup Roy-Burman, certify that:

(1) the financial statements of Elemeno Health, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Elemeno Health, Inc. included in this Form reflects accurately the information

reported on the tax return for Elemeno Health, Inc. filed for the most recently completed fiscal year.

Arup Roy-Burman
Founder & Chief Medical Officer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her or its successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her or its services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder

Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in Section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement of Wefunder SPV, LLC for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or
format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.facebook.com/elemenohealth/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Alan Kelley
Arrun Kapoor

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird EB Elemeno - 2024 Crowdfunding Preferred Stock Purchase Agreement

SPV Subscription Agreement

Elemeno - 2024 Crowdfunding Preferred Stock Purchase Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Alan Kelley

Arrun Kapoor

Arup Roy-Burman

Crista Bailey

Lisa Crounse

Tim Coulter

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Annual Report is 100% accurate**
☑ **I agree to the Lead Investor Agreement**

☑ **I agree to the** Rule 3a-9 Undertakings Agreement

_____

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Elemeno Health, Inc.

By

Arup Roy-Burman MD
_____
Founder & CSMO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Arup Roy-Burman MD
_____
Founder & CSMO
3/14/2026

Alan Kelley
_____
Director
3/15/2026

Crista Bailey
_____
Board Director
3/16/2026

Timothy Coulter

CEO

3/16/2026

Arrun Kapoor

Managing Director

3/20/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.